FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated May 19, 2008 by Excel Maritime Carriers Ltd. reporting the results for the first quarter 2008, and declaring the quarterly dividend of $0.20 per share for the first quarter 2008.

Exhibit 1

Excel Maritime Reports Record First Quarter 2008 Results and Declares Dividend of $0.20 Per Share

ATHENS, GREECE – May 19, 2008 –  Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the first quarter ended March 31, 2008.

First Quarter and Year to Date Highlights:

•

On April 15, 2008, the Company successfully completed the acquisition of Quintana Maritime Limited, creating a combined company that operates a fleet of 47 vessels with a total carrying capacity of approximately 3.7 million DWT and an average age of approximately 8.5 years. The first quarter 2008 results do not include those of Quintana, as the acquisition was completed as of April 15, 2008.

•

Revenues from operations increased by approximately 94% to $69.8 million from $36.0 million in the first quarter of 2007;

•

Net income increased by approximately 213% to $38.5 million or $1.93 per diluted share, compared to $12.3 million or $0.61 per diluted share in the first quarter of 2007;

•

EBITDA was approximately $51.9 million compared to $22.5 million in the first quarter of 2007, an increase of approximately 131%;

•

An average of 18 vessels were operated earning a blended average time charter equivalent, net rate of $41,754 per day;

•

The Company declared a quarterly dividend of $0.20 per share for the first quarter 2008 payable on June 16th to shareholders on record as of June 2nd.

Completion of the Quintana Maritime Acquisition:

On April 15, 2008, the Company completed the acquisition of Quintana Maritime Limited for approximately $1.5 billion in cash and stock. Under the terms of the merger agreement, each issued and outstanding share of Quintana’s common stock received $13.00 in cash and 0.3979 Excel Class A common shares. Following the completion of the acquisition, Quintana was delisted and its shares no longer trade. The current number of shares of Excel, issued and outstanding, after the acquisition, is 43,389,880 Class A shares and 135,326 Class B shares.

The merger has created one of the largest dry bulk shipping companies in the industry and we now operate the largest dry bulk fleet by DWT listed in the United States. The combined company has an operating fleet of 47 vessels with a total carrying capacity of approximately 3.7 million DWT. Excel’s fleet is one of the most modern and diversified in the industry. With the addition of the Quintana fleet, the average age of our fleet was further reduced to approximately 8.5 years, which is significantly below the industry average.

The first quarter 2008 results do not include those of Quintana, as the acquisition was completed as of April 15, 2008.

First Quarter 2008 Results:

Revenues from operations for the first quarter of 2008 amounted to $69.8 million as compared to $36.0 million for the same period in 2007, an increase of 94%. Net income for the first quarter 2008 was $38.5 million, or $1.93 per diluted share compared to $12.3 million or $0.61 per diluted share for the same quarter in 2007, an increase of approximately 213%.

EBITDA for the first quarter of 2008 was $51.9 million compared to $22.5 million for the first quarter of 2007, an increase of approximately 131%. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

An average of 18 vessels were operated during the first quarter of 2008 earning a blended average time charter equivalent rate of $41,754 per day, compared to an average of 17 vessels operated during the first quarter of 2007 earning a blended average time charter equivalent rate of $22,485 per day.

Stamatis Molaris, President and Chief Executive Officer of Excel, stated, ”The first quarter 2008 results are underpinned by the strong dry bulk market conditions experienced  during the second half of 2007, as a significant part of the fleet was deployed on shorter period charters or in the spot market. We believe that Excel’s significant operating leverage, with the merger of Quintana’s fleet, will continue to benefit its results in the current strong rate environment."

Time Charter Coverage:

The combined fleet charter coverage, after the acquisition of Quintana’s fleet, for the second half of 2008 and for the full years 2009 and 2010 is expected to be approximately 75%, 60% and 52% respectively. As a result, the projected net revenues under fixed time charters for the second half of 2008 and for the full years 2009 and 2010 is expected to be approximately $188 million, $299 million and $241 million respectively.

The 2001-built, 165,500 DWT Capesize, Kirmar, has been recently fixed for three years at approximately $100,000 net per day. The charter is to commence in the middle of May, 2008 to ETA of Dubai.

The 1997-built, 73,000 DWT Panamax, King Coal, has been recently fixed for three years at approximately $54,000 net per day. The charter is due to commence in the middle of June, 2008 to ArcelorMittal.

Stamatis Molaris, President and Chief Executive Officer of Excel, stated, “Post-merger, Excel’s combined fleet will be deployed in a more balanced employment approach. We will take advantage of the current strong rate environment to expand our charter coverage for 2009 and beyond to secure consistent cash flows and ongoing profitability to our shareholders, but at the same time we will always leave a part of our fleet to operate under short-term period charters or in the spot market.”

Dividend Guidance:

The Board of Directors has declared a dividend of $0.20 per share, payable on June 16, 2008 to all shareholders of record as of June 2, 2008. Inclusive of this dividend, Excel Maritime has declared an aggregate dividend of $1.00 per share since May 2007. The dividend payment of $0.20 per share is consistent with the guidance provided by the Board of Directors. The Board retains the authority to alter the dividend policy at its discretion.

Mr. Molaris commented, “We are very pleased with our Board’s decision to continue paying distributions to shareholders, while at the same time the Company has been growing its fleet. Our Board is fully committed to increase shareholders value and it will carefully review its dividend policy when the integration of Excel and Quintana has been completed.”

Conference Call details:

Today, Monday, May 19, 2008 and at 10:00 a.m. EDT, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime.”

In case of any problems with the above numbers, please dial 1 866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44 (0)1452 586 513 (Standard International Dial In). Please Quote “Excel Maritime.”

A telephonic replay of the conference call will be available until May 26, 2008 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel Maritime Carriers’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND MARCH 31, 2007

(In thousands of U.S. Dollars, except for share and per share data)

	First Quarter 2008	First Quarter 2007
	Unaudited	Unaudited

REVENUES
Voyage Revenues	69,524	35,865
Revenue from managing related party vessels	233	161
Revenue from Operations	69,757	36,026

EXPENSES
Voyage expenses	4,168	2,478
Commission to a related party	868	446
Vessel operating expenses	9,047	8,294
Depreciation expense	7,992	7,118
Amortization for drydocking and special survey	1,497	687
General and administrative expenses	3,905	2,418
	27,477	21,441

Income from operations	42,280	14,585

OTHER INCOME (EXPENSES):

Interest and finance costs	(6,351)	(3,514)
Interest Income	2,639	1,161
Other, net	(72)	(22)
Total other income (expenses), net	(3,784)	(2,375)

Net Income from Operations	38,496	12,210

US Source Income Taxes	245	56

Net Income, after taxes and before minority interest	38,251	12,154

Minority interest	-	2

Income from Investment in affiliate	229	109

Net income	38,480	12,265

Earnings per common share, basic	$1.93	$0.61
Weighted average number of shares basic	19,955,190	19,949,644
Earnings per common share, diluted	$1.93	$0.61
Weighted average number of shares diluted	19,965,852	19,959,257

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT March 31, 2008 (UNAUDITED) AND DECEMBER 31, 2007 (UNAUDITED)

(In  thousands of U.S. Dollars, except for share and per share data)

	March 31, 2008	December 31, 2007
	Unaudited	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	278,327	243,672
Restricted cash	4,252	3,175
Accounts receivable	2,898	1,506
Other current assets	4,396	4,381
Total Current Assets	289,873	252,734

FIXED ASSETS:
Vessels, net	519,252	527,164
Office furniture & equipments, net	1,414	1,466
Total fixed assets	520,666	528,630

OTHER NON CURRENT ASSETS:
Investment in affiliate	15,917	15,688
Other non current assets	24,183	15,519
Restricted cash	10,748	11,825
Total Assets	861,387	824,396

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt, net of deferred financing fees	38,327	39,179
Accounts payable	9,344	4,688
Other current liabilities	13,894	10,067
Financial Instruments	4,244	2,056
Total Current Liabilities	65,809	55,990

LONG-TERM DEBT, net of current portion and net of deferred financing fees	361,143	368,585

STOCKHOLDERS' EQUITY:
Preferred Stock, $0.01 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock,$0.01 par value; 100,000,000 Class A shares and 1,000,000 Class B shares authorized; 19,893,556 Class A shares and 135,326 Class B shares issued and outstanding at March 31, 2008 and December 31, 2007	200	200
Additional paid-in capital	194,020	193,897
Other Comprehensive Loss	(65)	(65)
Retained earnings	240,469	205,978
Less: Treasury stock (78,650 A Class shares and 588 B Class shares) at December 31, 2007 and March 31, 2008	(189)	(189)
Total stockholders' equity	434,435	399,821
Total Liabilities & Stockholders' Equity	861,387	824,396

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 (UNAUDITED) AND MARCH 31, 2007 (UNAUDITED)

(In thousands of U.S. Dollars)

	March 31, 2008 Unaudited	March 31, 2007 Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income for the period	38,480	12,265
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,740	7,903
Other non cash expenses	1,880	214
Income from Investment in affiliate	(229)	(114)
Changes in operating assets and liabilities:
Current Assets	(1,081)	(196)
Current Liabilities	4,599	1,701
Payments for dry docking & special survey	(3,629)	(1,652)

Net cash from Operating Activities	49,760	20,121

CASH FLOWS FROM INVESTING ACTIVITIES:
Contribution to equity method investment	-	(11,000)
Office furniture & equipments	(28)	(167)
Payment for business acquisition costs	(5,941)

Net cash used in Investing Activities	(5,969)	(11,167)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments of long term debt	(8,381)	(7,808)
Minority Interest	-	(4)
Payment of financing costs	(755)	-

Net cash used in Financing Activities	(9,136)	(7,812)

Net increase in cash & cash equivalents	34,655	1,142
Cash & cash equivalents at beginning of period	243,672	86,289

Cash & cash equivalents at end of the period	278,327	87,431

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest payments	2,481	3,587

EBITDA Reconciliation

(In thousands of U.S. Dollars)

	First Quarter Ended March 31, 2008	First Quarter Ended March 31, 2007

Net Income	38,480	12,265
Net Interest Expense	3,712	2,353
Depreciation	7,992	7,118
Amortization	1,497	687
Taxes	245	56
EBITDA	51,926	22,479

Disclosure of Non-GAAP Financial Measures

We consider EBITDA represents net income plus net interest expense, depreciation, amortization and taxes. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

ABOUT EXCEL MARITIME CARRIERS LTD

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. After the acquisition of Quintana, Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (4 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 6 Handymax vessels) with a total carrying capacity of approximately 3.7 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s planned acquisition of Quintana and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to satisfy the closing conditions of the acquisition, changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Elefterios Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

        www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance during the first quarter of 2008 compared to the corresponding period in the prior year (in U.S. Dollars per day, unless otherwise stated):

	PANAMAX FLEET		HANDYSIZE FLEET		TOTAL FLEET
	Three Months ended March 31, 2008	Three Months ended March 31, 2007	Three Months ended March 31, 2008	Three Months ended March 31, 2007	Three Months ended March 31, 2008	Three Months ended March 31, 2007
Total ownership days	910	900	728	630	1,638	1,530

Available days under period charter	670	886	293	165	963	1,051

Available days under spot / short duration charter	182	-	399	414	581	414

Utilization	93.7%	98.4%	95.1%	91.9%	94.2%	95.8%

Time charter equivalent per ship per day - period	32,473	24,760	37,659	16,164	34,051	23,412

Time charter equivalent per ship per day - spot	74,325	-	45,497	20,132	54,528	20,132

Time charter equivalent per ship per day - weighted average	41,410	24,760	42,176	19,001	41,781	22,485

Net daily revenue per ship per day	38,782	24,375	40,105	17,464	39,370	21,530

Vessel operating expenses per ship per day	(6,219)	(5,732)	(4,653)	(4,977)	(5,523)	(5,421)

Net Operating Cash Flow per ship per day before general and administrative expenses	32,563	18,643	35,452	12,487	33,847	16,108

Glossary of Terms

Average number of vessels This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total ownership days We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Available days These are the ownership days less the aggregate number of off-hire days associated with major repairs, drydocks or special or intermediate surveys and the aggregate amount of time spent positioning vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Available days under spot / short duration charter This is defined as available days under spot charters and / or time charters of a duration of less than six months.

Fleet utilization This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by ownership days for the relevant period.

Time charter equivalent per ship per day (“TCE”) This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation

(In thousands of U.S. Dollars)

	First Quarter Ended March 31, 2008	First Quarter Ended March 31, 2007
Voyage Revenues	69,524	35,865
Voyage Expenses	(4,168)	(2,478)
Commission to a Related Party	(868)	(446)
Total Revenue, net of voyage expenses	64,488	32,941
Total Available days	1,544	1,465
Time Charter Equivalent	41,754	22,485

Net daily revenue We define this as the daily TCE rate including idle time.

Daily vessel operating expenses This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total ownership days for the relevant time period.

Daily general and administrative expense This is calculated by dividing general and administrative expense by total ownership days for the relevant time period.

Fleet List as of May 19, 2008:

The following table represents our fleet as of May 19, 2008. This table takes into account the fleet from the acquisition of Quintana:

Name	Type	Dwt	Year Built	TC Expiration Date (maximum period)
Capesize
Lowlands Beilun	Capesize	170,162	1999	June 2010
Iron Miner	Capesize	177,000	2007	April 2012
Kirmar	Capesize	165,500	2001	June 2011
Iron Beauty	Capesize	165,500	2001	June 2010
Total Capesize	4	678,162

Kamsarmax
Iron Manolis	Kamsarmax	82,300	2007	December 2010
Iron Brooke	Kamsarmax	82,300	2007	December 2010
Iron Lindrew	Kamsarmax	82,300	2007	December 2010
Coal Hunter	Kamsarmax	82,300	2006	December 2010
Pascha	Kamsarmax	82,300	2006	December 2010
Coal Gypsy	Kamsarmax	82,300	2006	December 2010
Iron Anne	Kamsarmax	82,000	2006	December 2010
Iron Vassilis	Kamsarmax	82,000	2006	December 2010
Iron Bill	Kamsarmax	82,000	2006	December 2010
Santa Barbara	Kamsarmax	82,266	2006	December 2010
Ore Hansa	Kamsarmax	82,229	2006	December 2010
Iron Kalypso	Kamsarmax	82,204	2006	December 2010
Iron Fuzeyya	Kamsarmax	82,229	2006	December 2010
Iron Bradyn	Kamsarmax	82,769	2005	December 2010
Total Kamsarmax	14	1,151,497

Panamax
Grain Harvester	Panamax	76,411	2004	December 2010
Grain Express	Panamax	76,466	2004	December 2010
Iron Knight	Panamax	76,429	2004	December 2010
Coal Pride	Panamax	72,600	1999	June 2010
Iron Man (A)	Panamax	72,861	1997	August 2010
Coal Age (A)	Panamax	72,861	1997	December 2008
Fearless I (A)	Panamax	73,427	1997	July 2008
Barbara (A)	Panamax	73,390	1997	June 2008
Linda Leah (A)	Panamax	73,390	1997	October 2009
King Coal (A)	Panamax	72,873	1997	August 2011
Coal Glory (A)	Panamax	73,670	1995	August 2008
Isminaki	Panamax	74,577	1998	June 2009
Angela Star	Panamax	73,798	1998	November 2008
Elinakos	Panamax	73,751	1997	November 2009
Rodon	Panamax	73,670	1993	November 2008
Happy Day	Panamax	71,694	1997	December 2008
Birthday	Panamax	71,504	1993	May 2008
Renuar	Panamax	70,128	1993	February 2009
Powerful	Panamax	70,083	1994	July 2009
Forteza	Panamax	69,634	1993	August 2009
First Endeavour	Panamax	69,111	1994	October 2009
Total Panamax	21	1,532,328

Supramax
July M	Supramax	55,567	2005	May 2008
Mairouli	Supramax	53,206	2005	June 2008
Total Supramax	2	108,773

	Type	Dwt	Year Built	TC Expiration Date (maximum period)
Handymax
Emerald	Handymax	45,588	1998	July 2008
Marybelle	Handymax	42,552	1987	July 2008
Attractive	Handymax	41,524	1985	May 2008
Lady	Handymax	41,090	1985	June 2008
Princess I	Handymax	38,858	1994	July 2009
Swift	Handymax	37,687	1984	June 2008
Total Handymax	6	247,299
GRAND TOTAL	47	3,718,059	8.5 Years (Average Age)

Fleet To Be Delivered	Type	Dwt	Delivery Range (B)
Sandra	Capesize	180,000	December 2008
Christine (C)	Capesize	180,000	May 2010
Hope (D)	Capesize	181,000	November 2010
Lillie (D)	Capesize	181,000	December 2010
Fritz (D)	Capesize	180,000	May 2010
Benthe (D)	Capesize	180,000	June 2010
Gayle Frances (D)	Capesize	180,000	July 2010
Iron Lena (D)	Capesize	180,000	August 2010
Total Fleet To Be Delivered	8	1,442,000

(A)

These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

(B)

The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements. There can be no assurances that the vessels will be delivered timely or at all.

(C)

Excel holds a 42.8% interest in the joint venture that will own the vessel.

(D)

Excel holds a 50% interest in the joint ventures that will own these vessels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: May 19, 2008

By:

/s/ Stamatis Molaris

Stamatis Molaris

President and Chief Executive Officer